United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Black Diamond Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09203E105

(CUSIP Number)

February 3, 2021

(Date of Event Which Requires Filing This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed “ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09203E105

1.	Names of Reporting Persons BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,900,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.3%[1]
12.	Type of Reporting Person (See Instructions) HC,CO

[1]

The percentage ownership is based on 36,115,598 shares of Common Stock outstanding as of January 29, 2021, as reported by Black Diamond Therapeutics, Inc. in its Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission on February 1, 2021.

CUSIP No. 09203E105

1.	Names of Reporting Persons Biotech Growth N.V. I.R.S. Identification Nos. of above persons (entities only): N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Curacao

Number of Shares Beneficially Owned by Each Reporting Person with:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,900,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,900,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,900,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by amount in Row (9) 5.3%[2]
12.	Type of Reporting Person (See Instructions) CO

[2]

The percentage ownership is based on 36,115,598 shares of Common Stock outstanding as of January 29, 2021, as reported by Black Diamond Therapeutics, Inc. in its Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission on February 1, 2021.

Item 1

1(a)	Name of Issuer: Black Diamond Therapeutics, Inc.

1(b)	Address of Issuer’s Principal Executive Offices:

One Main Street, 10th Floor, Cambridge, MA 02142

Item 2

2(a)	Name of Person Filing: BB Biotech AG (“BB Biotech”) on behalf of its wholly-owned subsidiary, Biotech Growth N.V. (“Biotech Growth”)

2(b)	Address of Principal Business Office or, if none, Residence:

BB Biotech AG: Schwertstrasse 6, CH-8200 Schaffhausen, Switzerland

Biotech Growth N.V.: Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curaçao

2(c)	Citizenship: BB Biotech AG: Switzerland

Biotech Growth N.V.: Curacao

2(d)	Title of Class of Securities Common Stock, $0.0001 par value per share

2(e) CUSIP Number 09203E105

Item 3

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

a.	☐	Broker or Dealer registered under Section 15 of the Act.

b.	☐	Bank as defined in Section 3(a)(6) of the Act.

c.	☐	Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

e.	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,900,000

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 1,900,000

(iii)	Sole power to dispose or to direct the disposition of 0

(iv)	Shared power to dispose or to direct the disposition of 1,900,000

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

This statement is filed jointly by BB Biotech and Biotech Growth, Biotech Growth is a wholly-owned subsidiary of BB Biotech.

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: February 10, 2021	By:	/s/ Daniel Koller
Signatory Authority

	Name:	Daniel Koller

	Title:	Signatory Authority

Date: February 10, 2021	By:	/s/ Ivo Betschart
Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

Biotech Growth N.V.

Date: February 10, 2021	By:	/s/ Jan Bootsma
Signatory Authority

	Name:	Jan Bootsma

	Title:	Signatory Authority

Date: February 10, 2021	By:	/s/ Hugo van Neutegem
Signatory Authority

	Name:	Hugo van Neutegem

	Title:	Signatory Authority

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.

BB Biotech AG

Date: February 10, 2021	By:	/s/ Daniel Koller
Signatory Authority

	Name:	Daniel Koller

	Title:	Signatory Authority

Date: February 10, 2021	By:	/s/ Ivo Betschart
Signatory Authority

	Name:	Ivo Betschart

	Title:	Signatory Authority

Biotech Growth N.V.

Date: February 10, 2021	By:	/s/ Jan Bootsma
Signatory Authority

	Name:	Jan Bootsma

	Title:	Signatory Authority

Date: February 10, 2021	By:	/s/ Hugo van Neutegem
Signatory Authority

	Name:	Hugo van Neutegem

	Title:	Signatory Authority